UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 3, 2023

MOBIV ACQUISITION CORP

(Exact name of registrant as specified in its charter)

Delaware	001-41464	87-4345206
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

850 Library Avenue, Suite 204

Newark, Delaware 19711

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (302) 738-6680

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.000001 per share, and one warrant to acquire one share of Class A common stock	MOBVU	The Nasdaq Stock Market LLC
Class A common stock included as part of the Units	MOBV	The Nasdaq Stock Market LLC
Warrants included as part of the Units	MOBVW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events

On November 3, 2023, Mobiv Acquisition Corp (the “Company”) issued a press release providing a business update and announcing that it intends to enter into a Lock-Up Waiver, to be effective November 7, 2023, with the underwriter of the Company’s initial public offering (the “Underwriter”) whereby the Underwriter will agree to waive certain lock-up restrictions applicable to up to 2,441,250 shares of Class B common stock and 543,300 shares of Class A common stock held by the Mobiv Pte. Ltd., in connection with incentivizing certain investors to acquire shares of the Company’s Class A common stock currently subject to the exercise of the Company shareholders’ redemption rights, with a view toward withdrawing the exercise of such redemption.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated November 3, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mobiv Acquisition Corp

	By:	/s/ Peter Bilitsch
	Name:	Peter Bilitsch
	Title:	Chief Executive Officer

Date: November 3, 2023

Exhibit 99.1

Mobiv Acquisition Corp Provides Further Update on Planned Business Combination

Newark, Delaware – November 3, 2023 – Mobiv Acquisition Corp (the “Company” or “Mobiv”) announced that it intends to enter into a Lock-Up Waiver, to be effective November 7, 2023, with the underwriter of the Company’s initial public offering (the “Underwriter”) whereby the Underwriter will agree to waive certain lock-up restrictions applicable to up to 2,441,250 shares of Class B common stock and 543,300 shares of Class A common stock held by Mobiv Pte. Ltd., in connection with incentivizing certain investors to acquire shares of the Company’s Class A common stock currently subject to the exercise of the Company shareholders’ redemption rights, with a view toward withdrawing the exercise of such redemption.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Mobiv Acquisition Corp.

Mobiv Acquisition Corp is a newly incorporated blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities, which we refer to as our initial business combination. The Company intends to focus its search for a target business in the electric vehicle and urban “smart” mobility industry that may include businesses adjacent thereto in the sustainable transportation and related ecosystem, which complement the Company’s management team’s backgrounds. The Company has not selected any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target.

About SRIVARU Holding Ltd.

SRIVARU Holding Limited, a Cayman Islands exempted company (“SRIVARU”), is the parent company of SRIVARU Motor Private Ltd., a commercial-stage provider of premium e-motorbikes in India. SRIVARU was founded on the realization that while the rider-motorcycle relationship is deep and complex, it is in desperate need of innovation for the next generation of riders. SRIVARU provides affordable premium electric two-wheeled vehicles (“E2W”) that provide an exceptional riding experience with redundant 3-channel automated braking, a low center of gravity to improve stability, enhanced safety features, and easy charging compatible with home charging outlets. The company has a broad array of intellectual property, including a patent-pending chassis and drive acceleration system. In addition, SRIVARU offers customers a superior total cost of ownership, compared to traditional internal combustion engine motorcycles and E2W vehicle competitors. Additional information about the company is available at: http://www.srivarumotors.com/.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning Mobiv’s or SRIVARU’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for stockholders or shareholders, respectively. These forward-looking statements are based on Mobiv’s or SRIVARU’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside SRIVARU’s or Mobiv’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination (defined below); (b) the outcome of any legal proceedings that may be instituted against Mobiv, SRIVARU or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Mobiv, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement or backstop transactions contemplated by the Business Combination Agreement and related agreements, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of SRIVARU or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of SRIVARU to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for Mobiv to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of Mobiv’s securities and the attractiveness of the Business Combination to investors; (k) the possibility that SRIVARU and Mobiv may be adversely affected by other economic, business, and/or competitive factors; (l) SRIVARU’s ability to execute its business plans and strategies, (m) SRIVARU’s estimates of expenses and profitability and (n) other risks and uncertainties indicated from time to time in the final prospectus of Mobiv, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Mobiv. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SRIVARU and Mobiv assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SRIVARU nor Mobiv gives any assurance that either SRIVARU or Mobiv will achieve its expectations.

Additional Information about the Transactions and Where to Find It.

In connection with the proposed business combination between SRIVARU and Mobiv (the “Business Combination”) SRIVARU has filed a registration statement on Form F-4 (as may be amended from time to time, the “Registration Statement”) that includes a preliminary proxy statement of Mobiv and a registration statement/preliminary prospectus of SRIVARU, and after the Registration Statement is declared effective, Mobiv will mail a definitive proxy statement/prospectus relating to the Business Combination to Mobiv’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the Securities and Exchange Commission (“SEC”), will contain important information about the Business Combination and the other matters to be voted upon at a meeting of Mobiv’s stockholders to be held to approve the Business Combination and related matters. This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. SRIVARU and Mobiv may also file other documents with the SEC regarding the Business Combination. Mobiv stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Mobiv, SRIVARU and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to Mobiv stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by Mobiv through the website maintained by the SEC at www.sec.gov, or by directing a request to the contacts mentioned below.

Participants in the Solicitation

Mobiv, SRIVARU and their respective directors and officers may be deemed participants in the solicitation of proxies of Mobiv stockholders in connection with the Business Combination. Mobiv stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Mobiv and a description of their interests in Mobiv is contained in Mobiv’s final prospectus related to its initial public offering, dated August 3, 2022, and in Mobiv’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Mobiv stockholders in connection with the Business Combination and other matters to be voted upon at the Mobiv stockholder meeting are set forth in the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination is included in the Registration Statement that SRIVARU has filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Disclaimer

This communication relates to a proposed business combination between SRIVARU and Mobiv. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Company Contact:

Mobiv Acquisition Corp

850 Library Avenue, Suite 204

Newark, Delaware 19711

Attn.: Mr. Peter Bilitsch

Chief Executive Officer

Email: peter.bilitsch@mobiv.ac

Tel.: +13027386680

Investor & Media Contact

Crescendo Communications, LLC

Tel: (212) 671-1020

Email: MOBV@Crescendo-IR.com